UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 18, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

General Meeting Results

On August 18, 2023, Selina Hospitality PLC (the “Company”) held a general meeting of the shareholders (the “General Meeting”).

As of the close of business on July 12, 2023, the record date for the General Meeting, 106,280,277 of the Company’s ordinary shares (the “Ordinary Shares”) were outstanding and entitled to vote at the General Meeting and each such Ordinary Share was entitled to one vote on each proposal at the General Meeting. At the General Meeting, the holders of 90,292,581 Ordinary Shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the General Meeting, and the final vote tabulation as certified by the Inspector of Election.

A. Ordinary Resolutions – Authority to Allot Shares:

Resolution 1

The shareholders approved, as an ordinary resolution, that the directors be generally and unconditionally authorized in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares in the Company up to an aggregate nominal amount of US $752,223.23, which equates to a maximum of 148,551,000 ordinary shares, provided that the authority shall, unless renewed, varied or revoked, expires of August 18, 2028, save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority has expired.

The votes for, votes against and votes abstained are set forth below:

(a) Votes for: 72,412,310

(b) Votes against: 16,512,933

(c) Votes abstained: 1,367,338

Resolution 2

The shareholders approved, as an ordinary resolution, that the directors be generally and unconditionally authorized in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares in the Company up to an aggregate nominal amount of US$ 354,461.60, which equates to a maximum of 70,000,000 ordinary shares, provided that the authority shall, unless renewed, varied or revoked, expire on August 18, 2028, save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred has expired.

The votes for, votes against and votes abstained are set forth below:

(a) Votes for: 72,413,765

(b) Votes against: 16,513,478

(c) Votes abstained: 1,365,338

B. Special Resolutions – Disapplication of Statutory Pre-emption Rights:

Resolution 3

The directors are authorized and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt sell treasury shares) wholly for cash pursuant to any authority granted by the foregoing resolution number 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of $752,223.23, which equates to a maximum of 148,551,000 ordinary shares; and

b.	expire at midnight on August 18, 2028 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred has expired.

The votes for, votes against and votes abstained are set forth below:

(a) Votes for: 72,409,348

(b) Votes against: 16,515,920

(c) Votes abstained: 1,367,313

Resolution 4

The directors are authorized and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt sell treasury shares) wholly for cash pursuant to any authority granted by the foregoing resolution number 2 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$ 354,461.60, which equates to a maximum of 70,000,000 ordinary shares; and

b.	expire at midnight on August 18, 2028 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred has expired.

The votes for, votes against and votes abstained are set forth below:

(a) Votes for: 72,272,983

(b) Votes against: 16,654,485

(c) Votes abstained: 1,365,113

Based on the foregoing votes, the shareholders approved all of the foregoing resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 23, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary